UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-40086

Alpha Compute Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 30, 2026, the Board of Directors (the "Board") of Alpha Compute Corp (the "Company"), acting upon the recommendation of the Compensation Committee of the Board, approved Amendment No. 3 (the "Plan Amendment") to the Company's Amended and Restated 2021 Equity Incentive Plan, as amended (the "Plan"). The Plan Amendment is intended to provide an incentive structure for the Company's executive management team that is aligned with shareholder interests.

The Plan Amendment increases the number of shares reserved and available for grant and issuance under the Plan to a total of 1,070,127 shares (the "New Share Allocation"). Of the New Share Allocation, 387,727 shares (the “Special Share Allocation”) are reserved for awards that satisfy at least two of the following three criteria: (i) time-based vesting; (ii) share price milestone vesting; and (iii) for options, an exercise price of a multiple of the grant date share price. The Board may, in its sole discretion, increase the share limit (excluding the Special Share Allocation) each calendar year, on a cumulative basis, by up to four percent (4%) of the aggregate number of shares then outstanding.

The Board also authorized the Company to file a registration statement on Form S-8 with the Securities and Exchange Commission registering up to 1,070,127 Shares issuable pursuant to the Plan, as amended by the Plan Amendment.

The foregoing description of the Plan Amendment is a summary only and is qualified in its entirety by reference to the full text of the Plan Amendment, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

ALPHA COMPUTE CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer